SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13G/A-1


                    Under the Securities Exchange Act of 1934




                             PAYLESS CASHWAYS, INC.
           -----------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   704-378-405
           -----------------------------------------------------------
                                 (CUSIP Number)


                                 April 19, 2001
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                / / Rule 13d-1(b)

                                /X/ Rule 13d-1(c)

                                / / Rule 13d-1(d)

CUSIP No.  704378405
           ----------

1.       Names of Reporting Persons. I.R.S.
         Identification Nos. of above persons (entities only).

         Watson Strategic Investments, L.P.
         54-166-8295
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2.       Check the Appropriate Box if a Member of a Group

                                                                    (a) / /
                                                                    (b) / /
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3.       SEC Use Only
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4.       Citizenship or Place of Organization

                             Delaware
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Number of          5.  Sole Voting Power                 2,173,350
Shares Bene-
fically by         6.  Shared Voting Power                  73,400
Owned by Each
Reporting          7.  Sole Dispositive Power            2,173,350
Person With:
                   8.  Shared Dispositive Power            325,300
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                             2,498,650
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares  / /
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11.      Percent of Class Represented by Amount in Row (9)

                             12.49
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12.      Type of Reporting Person (See Instructions)

                             PN
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
ITEM 1(a).  Name of Issuer:
            PAYLESS CASHWAYS, INC.

ITEM 1(b).  Address of Issuer's Principal Executive Offices:
            800 NW Chipman Road, Suite 5900
            P.O. Box 648001
            Lee's Summit, Missouri  64064-8001

ITEM 2(a).  Name of Person Filing:
            Watson Strategic Investments, L.P.

ITEM 2(b).  Address of Principal Business Office or, if none, Residence:
            2787 Burning Daylight Farm,
            Free Union, Virginia 22940

ITEM 2(c).  Citizenship:
            Delaware

ITEM 2(d).  Title of Class of Securities:
            Common Stock

ITEM 2(e).  CUSIP Number:
            704-378-405

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
            Not Applicable

ITEM 4.     Ownership.

      (a).  Amount beneficially owned:
            Incorporated by reference to item (9) on the attached cover page(s).

      (b).  Percent of Class:
            Incorporated by reference to item (11) on the attached cover page(s).

      (c).  Number of shares as to which such person has:

            (i).    Sole power to vote or direct the vote:
                    Incorporated by reference to item (5) on the attached cover page(s).

            (ii).   Shared power to vote or direct the vote:
                    Incorporated by reference to item (6) on the attached cover page(s).

            (iii).  Sole power to dispose or direct the disposition of:
                    Incorporated by reference to item (7) on the attached cover page(s).

            (iv).   Shared power to dispose or direct the disposition of:
                    Incorporated by reference to item (8) on the attached cover page(s).

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. There are people other than the reporting person who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. However no such interest other than the reporting person's interest relates to more than five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not Applicable.

ITEM 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      April 27, 2001

                                           By: /s/ Arthur A. Watson, Jr.
                                               -------------------------
                                               Arthur A. Watson, Jr.,
                                           President, BDF Management, Inc.
                                                The General Partner of
                                           Watson Strategic Investments, L.P.